FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

Exhibit Title	Document Name
Annual General Meeting Material 2004 AGM	AGM1
Annual General Meeting Material 2005 AGM	AGM2
Annual General Meeting Material 2006 AGM	AGM3
Annual General Meeting Material 2007 AGM	AGM4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  June 25, 2007
/s/ Bradford Cooke
Bradford Cooke
Chief Executive Officer